Exhibit 99.22

SILVER  WHEATON

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: SLW
January 31, 2005

Silver Wheaton to Release 4th Quarter & Year End Results March 7, 2005

Vancouver, British Columbia – Silver Wheaton Corp. (SLW:TSX) will release fourth quarter and year end results for 2004 on Monday, March 7th, 2005 after the close of business.

A conference call will be held Tuesday, March 8 at 2:00 pm (ET) to discuss these results. You may join the call by dialing toll free 1-877-888-3490 or (416) 695-9757 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-866-518-1010 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.silverwheaton.com.

Silver Wheaton is the only mining company with 100% of its revenue from silver production.  Silver Wheaton is debt-free, unhedged and well positioned for further growth.

For further information please contact Silver Wheaton Corp. Investor Relations at 1-800-380-8687 or email info@silverwheaton.com.